

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Paul Rouse
Chief Financial Officer, Executive Vice President and Treasurer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
D/FW Airport, TX 75261

> **Re: Thryv Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-35895**

Dear Mr. Rouse:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services